Exhibit (a)(2)

Distribution Date: July 29, 2011

Additional Information for Financial Representative Use

Re: Recommended Rejection of Tender Offer for Shares of Wells Mid-Horizon Value-Added Fund I, LLC

Q: Why did I receive a tender offer package mailed by Wells?

A: MPF Badger Acquisition Co, 2, LLC and Coastal Realty Business Trust (“MPF”) offered to purchase your shares in Wells Mid-Horizon Value-Added Fund I, LLC, (the Fund). To comply with SEC regulations regarding Tender Offers and to maintain your privacy, Wells has elected to mail the tender offer package on behalf of MPF instead of providing MPF with the Fund’s member mailing list. Please note that the tender offer is not from the Fund or any of its affiliates and Wells is not related to MPF.

Q. What are the key highlights of the tender offer?

A: MPF has offered to purchase your shares at $150 per unit. The offer is limited to 10,000 units or approximately 19.28% of the Fund’s outstanding units. The MPF tender offer expires on September 19, 2011.

Q: What is the Board’s recommendation with regards to this tender offer?

A: The Board of Directors of Wells Investment Management Company, LLC (the Board) has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Fund’s Members.

Q. What should I do with the tender offer package?

A. You are not required to respond or take any action if you choose to reject the offer.

Q: Why should I reject the tender offer?

A: The Board believes that the MPF offer at $150 per unit is significantly below the current and potential long-term value of the Fund’s units. We recognize that you may determine to tender based on considerations regarding your individual liquidity needs. However, the Board views MPF as an opportunistic purchaser attempting to acquire your units in order to make a profit and, as a result, deprive you of the opportunity to realize the full long-term value of your units.

This conclusion is supported by MPF’s’s own characterization of their offer. Specifically, the Board notes the following statement in MPF’s materials: “The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $150 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers’ objectives.”

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Q: What factors were taken into consideration for the Board to recommend a unanimous rejection of the tender offer?

A: The Board (1) consulted with the Fund’s management; (2) reviewed the terms and conditions of the Tender Offer; (3) considered other information relating to the Fund’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board’s s knowledge of the Fund’s business, financial condition, portfolio of properties and future prospects.

Additionally, the Fund prepared an estimated net asset value (NAV) based on its s real estate assets, as well as other assets and liabilities, as of December 31, 2010. The NAV is based upon an independent appraisal process meeting the requirements of the Fund’s offering documents. Based on these valuations, the Fund’s NAV was estimated to be approximately $41.9 million, or an average of $808.00 per unit as of December 31, 2010. This is significantly above the Offer Price and in excess of the Bidder’s own estimated liquidation value of approximately $215 per Unit.